SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)  March 10, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

| Nevada | 0-7246 | 95-2636730 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01.          Other events of importance to security holders.

On March 10, 2005, the Company issued a news release announcing it has filed a Form NT-10-K for a 15 day extension, from March 16 to March 31, 2005, for filing its Annual Report on Form 10-K for the period ended December 31, 2004.  The Company will not file its Form 10-K by March 16, 2005 because it will be unable to complete the preparation of its consolidated financial statements and the additional work required to complete management's assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley and the rules of the Public Company Accounting Oversight Board by the initial filing date without unreasonable effort or expense.  The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by March 31, 2005.  As of the date of this filing management of the Company has not identified any material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal controls over financial reporting.


        Additionally the company announced its upcoming webcast and conference call which will be held on March 31, 2005 at 11:00 am EST.

EXHIBIT INDEX


On March 10, 2005, the Company issued a news release announcing it has filed a Form NT-10-K for a 15 day extension, from March 16 to March 31, 2005, for filing its Annual Report on Form 10-K for the period ended December 31, 2004.  The Company will not file its Form 10-K by March 16, 2005 because it will be unable to complete the preparation of its consolidated financial statements and the additional work required to complete management's assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley and the rules of the Public Company Accounting Oversight Board by the initial filing date without unreasonable effort or expense.  The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by March 31, 2005.  As of the date of this filing management of the Company has not identified any material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal controls over financial reporting.

Additionally the company announced its upcoming webcast and conference call which will be held on March 31, 2005 at 11:00 am EST.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Petroleum Development Corporation


Date  March 10,  2005


By  /s/ Darwin L. Stump
    Darwin L. Stump
    Chief Financial Officer